Exhibit 99.125

CannTrust Dominates 2018 Canadian Cannabis Awards with Seven Wins Including LP of the Year

VAUGHAN, ON, November 30, 2018 /CNW/ - CannTrust Holdings Inc. ("CannTrust" or the "Company", TSX: TRST), one of Canada's leading and most trusted licensed producers of cannabis, is thrilled to announce that it has won seven top 2018 Canadian Cannabis Awards, dominating the annual industry awards. CannTrust captured the top award – Top Licensed Producer of the Year – along with Top Licensed Producer Customer Service, in the voter-driven awards. In a near sweep of the product categories, CannTrust also won five awards for its quality products with top honours for both its popular flower strains and oil drops. The record wins are a testament to CannTrust’s commitment to its more than 55,000 patients and to its leadership position in developing innovative, quality, standardized products.

“I am so proud to be part of this team. CannTrust is full of brilliant, caring people with great skill, who work collaboratively and care immensely about our patients and consumers but also our wonderful cannabis plants,” says Peter Aceto, CEO of CannTrust. “What is so incredible about these awards is that they were chosen by consumers. We thank our dedicated team; we thank our customers; we thank the voters; and we thank Lift & Co. for hosting these impressive awards that celebrate excellence in the Canadian cannabis industry.”

Spotlighting CannTrust’s unwavering dedication to quality, the product wins, voted on by Canadians, include:

•	Top High CBD Oil – CannTrust CBD Drops: CannTrust’s top-selling product. Sold with a specially designed syringe for accurate dosage, CannTrust CBD Drops offer 25mg of CBD per mL, with 1000 mg of activated content in a 40 mL bottle.

•	Top Balanced Oil – CannTrust 1:1 Drops: produced using a proprietary leading-edge extraction method that delivers an optimal product. CannTrust 1:1 Drops offer an even, standardized ratio of 12.5 mg of CBD per ml and 12.5 mg of THC per ml.

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•	Top Sativa Flower – CannTrust OG Kush: contains 20 percent THC.OG Kush consistently receives positive reviews from CannTrust patients. Its prominent terpenes are limonene and myrcene, followed by linalool and a hint of caryophyllene.

•	Top Hybrid Flower – CannTrust Blueberry Kush: a hybrid strain that features historic and well-respected genetics. It has large, colourful dark blue and purple buds complemented by hints of light green and dark orange hairs, all covered by a heavy frost, and is known for its sweet berry scent. The most prominent terpene is limonene, followed by beta-caryophyllene, pinene and humulene.

•	Top High CBD Flower – CannTrust Cannatonic: a popular hybrid strain very well known for its high levels of CBD. It offers 24 percent CBD. The small- to medium-sized buds produced by this strain are typically a bit airy and a deep green in colour. Sticky, resinous trichomes and cider-coloured pistils give the flowers an olive tone.

The Licensed Producer of the Year award weighs votes from all LP categories to determine the esteemed winner. This is the first year that CannTrust has been recognized in this top category. Most of the other awards are voter-driven including Top LP Customer Service.

“The customer service recognition is particularly meaningful to our team,” adds Mr. Aceto. “From day one, CannTrust has put its customers’ needs first, from our quality products and competitive pricing, to our world-class Customer Care agents and Compassionate Care program for customers with financial needs. We thank all of our customers for their ongoing support.”

More than 17,000 votes were tallied in this year’s Canadian Cannabis Awards. The awards were presented at the Canadian Cannabis Awards Gala held in Toronto on November 29, 2018.

About CannTrust

CannTrust, - a federally regulated licensed producer of medical and recreational cannabis - is leading the Canadian and global market in producing standardized cannabis products. Founded as Canada's only pharmacist-founded medical cannabis producer, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry. CannTrust currently operates its 450,000 sq. ft. Niagara Perpetual Harvest Facility. The 600,000 sq. ft. greenhouse expansion has begun and is fully funded. The industry's broadest product portfolio is prepared and packaged at the 60,000 sq. ft. manufacturing centre of excellence in Vaughan, Ontario.

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CannTrust is ready for Cannabis 2.0, and is currently developing new products for future verticals that span the medical, recreational, beauty, wellness and pet markets. CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Its product development teams and external partners are diligently innovating and developing products that will make it easier for patients to use medical cannabis. CannTrust supports ongoing patient education about medical cannabis and has a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation which are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, expectations with respect to actual production volumes, expectations for future growing capacity, statements with respect to future product offering, expectations for future legalization in Canada of edible cannabis products, the completion of any capital project or expansions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally; the ability of CannTrust to implement its business strategies; competition; crop failure; and other risks.

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Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 29, 2018 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2018 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information or to arrange an interview, please contact:

media@canntrust.ca OR Sybil Eastman at Strategic Objectives, Tel: (416) 366-7735 X254, Email: sybil.eastman@strategicobjectives.com